UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41848

Trident Digital Tech Holdings Ltd

(Exact name of registrant as specified in its charter)

Suntec Tower 3,

8 Temasek Boulevard Road, #24-03

Singapore, 038988

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Securities Purchase Agreement and Closing of Private Placement

On September 8, 2026, Trident Digital Tech Holdings Ltd (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain non-U.S. investors (the “Purchasers”), pursuant to which the Company agreed to issue and sell to the Purchasers an aggregate of 20,000,000 Class B ordinary shares of the Company (the “Private Placement”), par value US$0.0024 per share (the “Shares”), at a purchase price of US$0.40 per Share, for aggregate gross proceeds of US$8.0 million (the “Purchase Price”). The Purchasers may pay the Purchase Price in U.S. dollars, Tether (“USDT”), USD Coin (“USDC”) or any combination thereof, in accordance with the terms of the Securities Purchase Agreement. The Securities Purchase Agreement contains customary representations, warranties and covenants of the Company and the Purchasers.

On September 8, 2026, the Company completed the closing of the Private Placement and issued an aggregate of 20,000,000 Shares to the Purchasers against payment of the Purchase Price. A portion of the purchase price was paid in USDT and USDC, each of which was valued at and treated as functionally equivalent to U.S. dollars on a 1:1 basis pursuant to the Securities Purchase Agreement. The Company currently intends to use the net proceeds from the Private Placement for its digital asset reserve, working capital and/or general corporate purposes.

The offer and sale of the Shares were made in offshore transactions to non-U.S. persons in reliance on the exemption from registration provided by Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). In connection with the sale of the Shares, the Company relied on the representations of each Purchaser, including, as applicable, that such Purchaser is not a U.S. person and was acquiring the Shares in an offshore transaction in compliance with Regulation S. The Shares have not been registered under the Securities Act or any applicable state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, a form of copy of which is filed as Exhibit 10.1 to this Report on Form 6-K and incorporated herein by reference.

Immediately after the closing of the Private Placement, the Company had a total of 28,542,617 Class B ordinary shares issued and outstanding, including 20,000,000 Class B ordinary shares issued in the Private Placement.

On September 9, 2026, the Company issued a press release announcing the pricing and closing of the Private Placement. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Incorporation by Reference

This Report on Form 6-K is hereby incorporated by reference into (i) the registration statement on Form F-3 of the Company (File Number 333-298224), as amended, and (ii) the registration statements on Form S-8 of the Company (File Numbers 333-293439, 333-284116, and 333-292667), as amended, and into the prospectuses outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. The information in the attached Exhibit 99.1 shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Exhibit Index

Exhibit No.	Description
Exhibit 10.1	Form of Securities Purchase Agreement, dated September 8, 2026
Exhibit 99.1	Press Release, dated September 9, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trident Digital Tech Holdings Ltd

	By:	/s/ Soon Huat Lim
		Name:	Soon Huat Lim
		Title:	Chairman and Chief Executive Officer

Date: September 9, 2026

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